UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 11, 2022
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on July 11, 2022, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the second tranche of the share buy-back programme for 2022 was announced: 4 May 2022.

The duration of the second tranche of the buy-back programme for 2022: 16 May to no later than 26 July 2022.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the second tranche: USD 440,000,000.

From 4 July until 8 July, Equinor ASA has purchased a total of 1,676,907 own shares at the Oslo Stock Exchange at an average price of NOK 341.0926 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
4 July	336,907	343.7901	115,825,291.22
5 July	325,000	344.2339	111,876,017.50
6 July	340,000	333.9345	113,537,730.00
7 July	345,000	341.5830	117,846,135.00
8 July	330,000	342.1074	112,895,442.00

Previously disclosed buy-backs under the second tranche of the 2022 programme (accumulated)	9,819,933	345.1419	3,389,270,299.44
Previously disclosed buy-backs under the 2021 programme and first tranche of the 2022 programme (accumulated)	27,131,791	247.4239	6,713,054,517.08
Redeemed and annulled shares post AGM in May 2022	27,131,791		6,713,054,517.08
Total buy-backs under the 2022 programme	11,496,840	344.5513	3,961,250.915.16

Following the completion of the above transactions, Equinor ASA owns a total of 21,506,029 own shares, corresponding to 0.68% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Mads Holm, senior vice president Investor Relations,
+47 909 55 417 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: July 11, 2022	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer